SCHEDULE A
to the Investment Advisory Agreement

(as amended on April 1, 2020)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Scharf Fund	0.78%
Scharf Balanced Opportunity Fund	0.99%
Scharf Global Opportunity Fund	0.99%
Scharf Alpha Opportunity Fund	0.99%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	SCHARF INVESTMENTS, LLC

By: /s/ Jeffrey T. Rauman	By: /s/ Brian A. Krawez
Name: Jeffrey T. Rauman	Name: Brian A. Krawez
Title: President	Title: President